Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

Spring Valley Acquisition Corp. Announces Effectiveness of S-4 Registration Statement and the
April 28, 2022 Special Meeting of Stockholders to Approve Business Combination with NuScale Power

Upon closing, the combined company’s common stock is expected to trade on the New York Stock Exchange under the ticker symbol “SMR”

DALLAS, Texas – Spring Valley Acquisition Corp. (Nasdaq: SV, SVSVW) (“Spring Valley”), a publicly-traded special purpose acquisition company, today announced that on April 7, 2022 the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4 (the “Registration Statement”). This announcement is in connection with the proposed business combination between NuScale Power, LLC (“NuScale” or the “Company”) and Spring Valley (“the business combination”). This transaction will result in NuScale, the industry-leading provider of proprietary and innovative advanced nuclear small modular reactor (“SMR”) technology, being the first publicly traded company focused on SMR technology.

Spring Valley will mail the definitive proxy statement/prospectus (the “Proxy Statement”) to stockholders of record as of the close of business on March 25, 2022.

Spring Valley will hold a special meeting (the “Special Meeting”) of its shareholders to vote on the approval and adoption of the business combination agreement on April 28, 2022, at 10:00 a.m. Central Time at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at https://www.cstproxy.com/svac/2022. Spring Valley shareholders of record as of the close of business on March 25, 2022 are entitled to vote at the Special Meeting.

The business combination is expected to close shortly after the Special Meeting, subject to stockholder approvals and satisfaction of other customary closing conditions. Upon the closing, Spring Valley will change its name to NuScale Power Corporation (“NuScale Corp.”), and NuScale Corp. shares and warrants are expected to be listed on the New York Stock Exchange under the ticker symbols “SMR” and “SMR WS”.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Spring Valley requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible and by no later than 11:59 p.m. Eastern Time on April 27, 2022, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders that hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any individual Spring Valley stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact MacKenzie Partners, Inc., 1407 Broadway, 27th Floor, New York, New York 10018; Individuals call toll-free: (800) 322-2885; Banks and brokers call: (212) 929-5500.

“We continue to see significant interest around the world in a long-term, carbon-free infrastructure, and the role that advanced nuclear technology and SMRs can play in the global energy transition,” said Chris Sorrells, Chief Executive Officer of Spring Valley, who will join NuScale’s Board of Directors after it becomes a public company. “I look forward to joining NuScale’s Board of Directors as the company enters this important next stage of growth.”

NuScale has continued to attract significant global investor interest while demonstrating commercial momentum since the merger announcement in December. This includes:

•	Securing $55 million in additional and contingent PIPE commitments coming from Nucor Corporation, SailingStone Capital Partners and Samsung C&T Corporation, resulting in a total of $236 million in equity in the form of PIPE commitments. In addition, Fluor sold $110 million in NuScale equity to Japan NuScale Innovation. All of these recent transactions were completed at the equivalent to ~$10 per share.
•	Signing a Memorandum of Understanding (MOU) with Kazakhstan Nuclear Power Plants LLP (KNPP) to explore the deployment of NuScale’s VOYGR™ power plants (VOYGR™) in Kazakhstan. NuScale will support KNPP’s evaluation of NuScale’s SMR technology, including nuclear power plant engineering, construction, commissioning, operation and maintenance, and project-specific studies and design work.
•	Signing a landmark agreement with Poland’s KGHM Polska Miedź S.A. (KGHM) to initiate the deployment of NuScale’s SMR technology. Under this agreement, NuScale and KGHM will take steps toward deploying a first VOYGR™ in Poland as early as 2029, helping Poland avoid up to 8M tons of CO2 emissions a year.
•	Signing an MOU with Dairyland Power Cooperative to evaluate the potential deployment of NuScale’s SMR technology. Dairyland is a generation and transmission cooperative that provides the wholesale electrical requirements for 24 distribution cooperatives in 17 municipal utilities, supplying energy for more than half a million people in Wisconsin, Minnesota, Iowa and Illinois.

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV, SVSVW) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm with $1.2 billion of committed capital under management, which focuses on partnering with best-in-class management teams to invest in the North American energy and sustainability sectors.

About NuScale Power

NuScale Power is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™ (NPM), a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward-Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which has been mailed to Spring Valley’s shareholders as of the record date established in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the proxy statement/prospectus, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Spring Valley Acquisition Corp.:

www.sv-ac.com

Robert Kaplan

Investors@sv-ac.com

Investor inquiries:

Gary Dvorchak, The Blueshirt Group for NuScale

ir@nuscalepower.com

Media inquiries

Ryan Dean, NuScale
media@nuscalepower.com

Max Gross, Finsbury Glover Hering for NuScale
max.gross@fgh.com